Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222533

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 1 DATED JULY 10, 2018
TO THE PROSPECTUS DATED JULY 6, 2018

This supplement No. 1 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 1 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of June 30, 2018; and
•the acquisition of Villas at Legacy.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of June 30, 2018:

	June 30, 2018
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$1,288,527,000	$720,667,000	$202,477,000	$145,222,000	$139,646,000	$2,496,539,000
Debt	(480,895,000)	(268,962,000)	(75,567,000)	(54,199,000)	(52,118,000)	(931,741,000)
Other assets and liabilities, net	12,781,000	7,148,000	2,008,000	1,441,000	1,385,000	24,763,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$820,413,000	$458,853,000	$128,918,000	$92,464,000	$88,913,000	$1,589,561,000
Number of outstanding shares	69,592,226	38,833,664	10,905,932	7,821,245	7,531,714
NAV per share	$11.79	$11.82	$11.82	$11.82	$11.81

(1)	The value of our real estate investments was greater than the historical cost by approximately 7.8% as of June 30, 2018.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of June 30, 2018:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	5.36%	5.69%	5.74%	5.67%	6.25%	5.62%
Discount rate/internal rate of return (IRR)	6.57	6.30	6.44	6.40	8.16	6.45
Annual market rent growth rate	3.07	3.02	2.90	3.09	3.30	3.03
Holding period (years)	10.00	10.00	10.00	10.00	22.73	10.20

(1)
Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our real estate investment value as of June 30, 2018:

Input
Discount Rate - weighted average	0.25% increase	(1.9)%
Exit Capitalization Rate - weighted average	0.25% increase	(2.6)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.3)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $11,247,000 lower than the carrying values at June 30, 2018. The NAV per share would have increased by $0.08 at June 30, 2018 if the Company were to have included the fair value of its mortgage notes and other debt payable in its methodology to determine NAV.

Acquisition
On June 6, 2018, we acquired Villas at Legacy, a luxury garden-style, 328-unit apartment community located in Plano, Texas. The purchase price was approximately $58 million.